UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41834

GLOBAL MOFY AI LIMITED

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

As previously disclosed on a report on Form 6-K filed by GLOBAL MOFY AI LIMITED (the “Company”) with the Securities and Exchange Commission on April 16, 2025, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with several investors on April 15, 2025, for a private placement (“PIPE Offering”) of (i) 2,030,460 Class A ordinary shares (each, a “Share”), par value $0.00003 per share (the “Ordinary Shares”), and (ii) 2,030,460 warrants, each to initially purchase one Ordinary Share (each, a “Warrant”). Each Share was sold with one Warrant. The Company closed the PIPE Offering on April 22, 2025 and received gross proceeds in the amount of $4 million (assuming the Warrants are not exercised), before deducting offering expenses. The Company intends to use the proceeds from the PIPE Offering to provide financing for general corporate purposes, including working capital, product development, and the continued expansion of its AI-powered technology platforms — including investment in its recently announced Gauss AI Lab.

The securities sold in the PIPE Offering were sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S promulgated thereunder. None of the Purchasers is a U.S. Person, as such term is defined under Regulation S, or is acquiring the securities for the account or benefit of a U.S. Person. Each of the Purchasers has purchased the securities as an investment in a private placement that did not involve a general solicitation. The Shares, the Warrants and the Class A ordinary shares issuable pursuant to the Warrants have not been registered under the Securities Act and may not be offered or sold in the United States in the absence of an effective registration statement or an exemption from the registration requirements. This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

The Company issued a press release filed herewith on April 22, 2025. The materials attached as Exhibits 99.1 are incorporated by reference herein.

This Report on Form 6-K (including the exhibit) is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on January 28, 2025 (Registration No. 333-284554), as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated April 22, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL MOFY AI LIMITED

Date: April 22, 2025	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer, and a director

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